Breen Financial Corporation Letterhead

Letter Agreement

November 9, 2005

To:	The Symphony Wealth Management Group
3500 Piedmont Road
Suite 100
Atlanta, GA 30305
Attn: Chris Bach, President

Dear Sir:

You have engaged us to act as the sole sub-advisor to The Symphony Wealth Management Ovation Fund (the “Fund”), a series of Unified Series Trust (the “Trust”), pursuant to a Sub-Advisory Agreement approved by the Board of Trustees of the Trust on October 29, 2005 (the “Agreement”).

Effective upon the date that the Fund commences operations, we hereby agree to waive our sub-advisory fee under the Agreement until such date as the total assets of the Fund (e.g., the combined total assets of the Fund’s Class A and Class C shares) equal or exceed Twenty Million Dollars ($20,000,000.00).

To the extent that you receive repayment by the Fund for any waiver or reimbursement in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred, which repayment the Fund is able to make without exceeding its applicable expense limitations, you agree to pay to us 37.5% of each such repayment you receive.

Very truly yours,

Breen Financial Corporation

By: /s/ Gregory Kameika

Gregory J. Kameika, Chief Operating Officer

Acceptance

The foregoing Agreement is hereby accepted.

The Symphony Wealth Management, Inc.

By: /s/ Chris Bach

Chris Bach, Managing Partner